Filed by MiMedx Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sanara MedTech Inc.

Commission File No.: 001-39678

General Employee FAQs

Q: What was announced?

A: On July 29, 2026, MIMEDX and Sanara MedTech announced that they have entered into a definitive agreement. The agreement has been signed, but the transaction has not yet closed. Until the transaction closes, MIMEDX and Sanara will continue to operate as separate, independent companies.

Q: Why is MIMEDX pursuing this acquisition?

A: For some time, MIMEDX has been looking for the right strategic fit to accelerate our surgical market presence. We believe this transaction will combine two highly focused, regenerative medicine organizations with strong momentum in the surgical space.

This transformational combination is expected to create one of the largest regenerative medicine companies across numerous surgical subspecialties.

Q: Has the acquisition been completed?

A: No. Signing a definitive agreement is an important milestone, but it is not the same as closing the transaction. The acquisition remains subject to the shareholder approval of Sanara’s shareholders as well as other customary closing conditions, including regulatory approvals and the satisfaction of other requirements specified in the agreement. Until those conditions are satisfied and the transaction closes, the two companies will remain separate.

Q: When is the transaction expected to close?

A: By the end of 2026. This timing is an estimate and could change. We will provide additional updates as appropriate.

Q: Is it possible that the transaction will not close?

A: As with any transaction of this nature, closing is subject to specified conditions, and there can be no assurance that the transaction will close on the anticipated timeline or at all. Both companies are working toward completing the transaction, but employees should continue to operate under the current organizational structure unless informed otherwise.

Q: Will there be workforce reductions?

A: No final decisions regarding the combined organization’s workforce have been made. We are in the process of integration-planning, which involves an evaluation of organizational structures, responsibilities, capabilities and requirements for the combined organization.

As part of this exercise, it is possible that changes will be made to roles, reporting structure, and/or responsibilities. We realize this uncertainty is difficult, but we are committed to communicating any personnel decisions as promptly as possible once they are made.

Q: How does the acquisition affect my role at MIMEDX?

A: We cannot provide individual employment assurances at this point. Keep in mind, before closing, MIMEDX and Sanara must continue to operate independently. Once the transaction is closed, the combined organization will make determinations about staffing the business based upon a variety of factors, including operational needs, reporting lines, etc. Some roles may be unchanged while others may evolve or be impacted.

Employees should continue performing their current responsibilities and support the business as they do normally.

Q: Will severance be provided if a position is eliminated?

A: Any severance eligibility will be determined based on the applicable company plans, policies, agreements and legal requirements in effect at the relevant time.

Q: Are we absorbing their employees after we just had layoffs?

A: We are in the process of integration-planning, which involves an evaluation of organizational structures, responsibilities, capabilities and requirements for the combined organization. The combined organization is expected to be made up of team members from both MIMEDX and Sanara.

Q: Is our leadership team changing at all?

A: There are no changes to leadership at this time. As we work through integration planning and close the transaction, we may elect to make personnel and/or organizational structure changes, but it is premature to speculate on what, if any, those could be.

Q: Will the combined company still be called MIMEDX?

A: Right now, for the time being, there are no plans to change our name before the deal closes.

Q: Are we staying in Marietta?

A: Currently, we have no plans to vacate our Marietta or Kennesaw facilities.

Day-to-Day Operations FAQs

Q: What should employees do differently now?

A: Employees should continue to perform their existing responsibilities, follow current policies and support customers, patients, business partners and colleagues. Unless specifically instructed otherwise, employees should not change business processes, reporting relationships, purchasing decisions or commercial activities.

Q: Can employees begin working directly with employees of Sanara?

A: Only through authorized activities. Until closing, MIMEDX and Sanara remain separate, independent companies and must continue to operate independently. Employees should not share competitively sensitive, confidential or proprietary information with Sanara employees (and vice versa) unless the exchange has been specifically authorized through an approved integration-planning process.

Questions about permitted interactions should be directed to Butch Hulse or Matt Notarianni.

Commercial Focused FAQs

Q: Are we absorbing their commercial team and realigning territories?

A: No final decisions regarding the combined organization’s workforce have been made. We are in the process of integration-planning, which involves an evaluation of organizational structures, responsibilities, capabilities and requirements for the combined organization.

Q: Will all AEs be selling the full portfolio?

A: The structure of the combined company’s direct sales force will be determined during the integration planning process.

Q: What happens to our Wound Care segment?

A: Wound Care remains an important focus and solid revenue contributor to the combined company. We will continue to navigate the new market environment following reimbursement reform and look to emerge as a leader in the category.

Social Media and Public Disclosures

Q: Can I post about the acquisition on social media?

A: Communication regarding the transaction is subject to extensive regulation. Employees should not discuss the acquisition on social media while the process is ongoing. As a reminder, you may not imply, suggest, or represent that you are speaking on behalf of MIMEDX in your personal posts on social media.

If you have any questions, refer to the MIMEDX Policy on Social Media Use or contact Matt Notarianni.

Q: What do I do if I am contacted by a member of the media?

A: Employees are not authorized to represent MIMEDX if contacted by members of the media. In this case, direct the outreach to Matt Notarianni (mnotarianni@mimedx.com; 470-304-7291).

Q: Does the announcement affect my ability to trade MIMEDX stock?

A: The transaction is public information once the press release has been issued and the relevant information filed with the SEC. Employees should follow the instructions regarding trading windows communicated by the Legal department.

Integration

Q: Who will lead integration?

A: A steering committee, comprised of members of the MIMEDX and Sanara management teams will work alongside an advisory firm to complete the process.

Q: What integration planning activities will occur before closing?

A: We plan to have the majority roles, reporting structure, and responsibilities organized and ready to implement following closing of the transaction. We are committed to communicating any personnel decisions as promptly as possible, subject to applicable legal restrictions on implementation prior to closing.

Additional Employee Questions

Q: How does the company plan to keep employees informed?

A: The MIMEDX leadership team will communicate additional updates through corporate communications channels and town hall meetings as appropriate.

Q: Where should we go with additional questions?

A: If you have questions, contact your manager, Matt Notarianni, or Butch Hulse.

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